Exhibit 99.1

PRECISION DRILLING

First Quarter Report for the three months ended March 31, 2024 and 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this report.

Financial Highlights

•	Revenue was $528 million compared to $559 million in the first quarter of 2023 with the decrease mainly attributable to lower U.S. activity.

•	Adjusted EBITDA(1) was $143 million and included share-based compensation charges of $23 million as our share price increased 27% in the first quarter. By comparison, Adjusted EBITDA in the first quarter of 2023 was $203 million and included a $12 million recovery as our share price decreased 33% in the first quarter of 2023.

•	Net earnings were $37 million or $2.53/share compared to $96 million or $7.02/share in the first quarter of 2023.

•	Completion and Production Services revenue and Adjusted EBITDA were $87 million and $19 million, respectively, compared with $75 million and $17 million in the same quarter last year.

•	Cash from operations was $66 million compared to $28 million in the comparative quarter.

•	Share repurchases were $10 million compared to $5 million in the first quarter of 2023.

•	Capital expenditures were $56 million compared to $51 million in the first quarter of 2023.

•	Precision remains on track to reduce debt between $150 million and $200 million in 2024 and return between 25% and 35% of free cash flow to shareholders in 2024.

Operational Highlights

•	Canada averaged 73 active drilling rigs, compared to 69 for the first quarter of 2023.

•	Canadian revenue per utilization day was $35,596 compared to $32,304 in the same period last year.

•	U.S. averaged 38 active drilling rigs compared to 60 for the first quarter of 2023.

•	U.S. revenue per utilization day was US$32,867 compared to US$34,963 in the same quarter last year.

•	International averaged eight active drilling rigs, with revenue per utilization day of US$52,808 compared to US$51,753 in the first quarter of 2023.

•	Service rig operating hours totaled 74,505, a 28% increase as compared with the same quarter last year driven by the CWC Energy Services (CWC) acquisition in late 2023.

(1)	See “FINANCIAL MEASURES AND RATIOS."

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	% Change
Revenue	527,788	558,607	(5.5)
Adjusted EBITDA(1)	143,149	203,219	(29.6)
Net earnings	36,516	95,830	(61.9)
Cash provided by operations	65,543	28,356	131.1
Funds provided by operations(1)	117,765	159,653	(26.2)

Cash used in investing activities	75,237	78,817	(4.5)
Capital spending by spend category(1)
Expansion and upgrade	14,370	16,345	(12.1)
Maintenance and infrastructure	41,157	34,450	19.5
Proceeds on sale	(5,186)	(7,765)	(33.2)
Net capital spending(1)	50,341	43,030	17.0

Net earnings per share:
Basic	2.53	7.02	(64.0)
Diluted	2.53	5.57	(54.6)
Weighted average shares outstanding:
Basic	14,407	13,648	5.6
Diluted	14,410	14,839	(2.9)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2024	2023	% Change
Contract drilling rig fleet	214	225	(4.9)
Drilling rig utilization days:
U.S.	3,453	5,382	(35.8)
Canada	6,617	6,168	7.3
International	728	433	68.1
Revenue per utilization day:
U.S. (US$)	32,867	34,963	(6.0)
Canada (Cdn$)	35,596	32,304	10.2
International (US$)	52,808	51,753	2.0
Operating costs per utilization day:
U.S. (US$)	21,719	20,271	7.1
Canada (Cdn$)	19,959	18,746	6.5

Service rig fleet	183	118	55.1
Service rig operating hours	74,505	58,341	27.7

Drilling Activity

	Average for the quarter ended 2023				Average for the quarter ended 2024
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count(1):
U.S.	60	51	41	45	38
Canada	69	42	57	64	73
International	5	5	6	8	8
Total	134	98	104	117	119
(1)	Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2024	December 31, 2023(2)
Working capital(1)	208,107	136,872
Cash	30,948	54,182
Long-term debt	935,142	914,830
Total long-term financial liabilities(1)	1,006,128	995,849
Total assets	2,997,126	3,019,035
Long-term debt to long-term debt plus equity ratio (1)	0.36	0.37
(1)	See “FINANCIAL MEASURES AND RATIOS.”
(2)	Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."

Summary for the three months ended March 31, 2024:

•	Revenue decreased to $528 million compared with $559 million in the first quarter of 2023 as a result of lower U.S. activity and day rates, partially offset by higher Canadian and international activity and day rates.

•	Adjusted EBITDA was $143 million as compared with $203 million in 2023. Our lower 2024 Adjusted EBITDA was primarily the result of lower U.S. activity and day rates and increased share-based compensation charges, partially offset by increased Canadian and international activity and day rates. Share-based compensation was $23 million as compared to a recovery of $12 million in 2023. Please refer to “Other Items” later in this report for additional information on share-based compensation.

•	Adjusted EBITDA as a percentage of revenue was 27% as compared with 36% in 2023.

•	U.S. revenue per utilization day was US$32,867 compared with US$34,963 in 2023. The decrease was primarily the result of lower fleet average day rates and lower turnkey revenue, offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs and turnkey projects as compared with US$1 million and US$7 million, respectively in 2023. Revenue per utilization day, excluding the impact of idle but contracted rigs and turnkey activity was US$32,867, compared to US$33,721 in 2023, a decrease of US$854 or 3%. Revenue per utilization day, excluding idle but contracted rigs, was consistent with the fourth quarter of 2023.

•	U.S. operating costs per utilization day increased to US$21,719 compared with US$20,271 in 2023. The increase is mainly due to higher recoverable costs, fixed costs spread over lower activity and higher repairs and maintenance, partially offset by lower turnkey costs. U.S. operating costs per utilization day, excluding turnkey, was US$21,719 compared with US$19,421 in 2023. Sequentially, excluding the impact of turnkey activity, operating costs per utilization day increased US$704.

•	Canadian revenue per utilization day was $35,596 compared with $32,304 in 2023. The increase was a result of higher average day rates and recoverable costs. Sequentially, revenue per utilization day increased $980 due to higher recoverable costs and increased boiler revenue.

•	Canadian operating costs per utilization day increased to $19,959, compared with $18,746 in 2023, due to higher field wages and recoverable costs. Sequentially, daily operating costs increased $769 due to higher labour related costs, including burden and larger crew formations.

•	We realized US$38 million of international contract drilling revenue compared with US$22 million in 2023.

•	General and administrative expenses were $45 million as compared with $16 million in 2023. The increase was primarily due to higher share-based compensation charges.

•	Net finance charges were $18 million, a decrease of $5 million compared with 2023 and was the result of lower outstanding long-term debt.

•	Capital expenditures were $56 million compared with $51 million in 2023. Capital spending by spend category included $14 million for expansion and upgrades and $41 million for the maintenance of existing assets, infrastructure, and intangible assets.

•	Income tax expense for the quarter was $13 million as compared with $18 million in 2023. During the first quarter, we continued to not recognize deferred tax assets on certain international operating losses.

•	We generated cash from operations of $66 million, repurchased $10 million of our shares, and ended the quarter with $31 million of cash and more than $600 million of available liquidity.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our strategic priorities for 2024 are focused on increasing our capital returns to shareholders by delivering best-in-class service and generating free cash flow.

Precision’s 2024 strategic priorities and the progress made during the first quarter are as follows:

1.	Concentrate organizational efforts on leveraging our scale and generating free cash flow.

•	Generated cash from operations of $66 million, a 131% increase over the first quarter of 2023.

•	Increased our daily drilling operating margins(1) 15% in Canada year over year.

•	To date, realized approximately $16 million of the expected $20 million in annual synergies from the CWC acquisition, which closed in late 2023.

2.	Reduce debt by between $150 million and $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases.

•	Returned $10 million of capital to shareholders through share repurchases.

•	Remain committed to our 2024 debt reduction plans and our long-term debt reduction target of $600 million between 2022 and 2026, while moving our direct shareholder capital returns towards 50% of free cash flow.

3.	Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our AlphaTM and EverGreenTM products.

•	Increased our Canadian drilling rig utilization days and well servicing rig operating hours over the first quarter of 2023, maintaining our position as the leading provider of high-quality and reliable services in Canada.

•	More than doubled our EverGreenTM revenue from the first quarter of 2023.

(1)	Revenue per utilization day less operating costs per utilization day.

OUTLOOK

The outlook for North America energy is positive as global demand continues to rise, while geopolitical issues continue to threaten supply. In Canada, the imminent start-up of the Trans Mountain pipeline expansion, followed by LNG Canada, will provide significant tidewater access for both Canadian crude and natural gas, supporting additional Canadian drilling activity. In the U.S., the next wave of LNG projects is expected to add approximately 12 bcf/d of export capacity over the next three years, supporting additional U.S. natural gas drilling activity.

In Canada, we currently have 48 rigs operating, ten more rigs than a year ago, and expect this trend to continue throughout spring break-up due to increasing year-round pad drilling in the Montney and heavy oil programs. Our Canadian fleet is in high demand and we expect customer demand for our Super Triple and Super Single pad capable fleets to exceed supply into 2025 with increased take away capacity.

In the U.S., we currently have 39 rigs operating as drilling activity continues to be influenced by weak natural gas prices and pending merger and acquisition transactions. We view these headwinds as short-term in nature and believe rig count could improve in the later part of 2024 with continued strong oil prices.

Internationally, we expect to have eight rigs running throughout all of 2024. This represents a 40% increase in activity compared to 2023, which should drive a 50% increase in our international earnings. We continue to bid our remaining idle rigs within the region and remain optimistic about our ability to secure additional rig activations.

As the premier well service provider in Canada, with size and scale, the outlook for this business is positive. We expect customer demand to increase with the start-up of the Trans Mountain pipeline expansion and increased regulatory spending requirements for well abandonments, supporting healthy activity and strong pricing into the foreseeable future.

We believe cost inflation is largely behind us and will continue to look for opportunities to lower costs.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at April 24, 2024. For those quarters ending after March 31, 2024, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at April 24, 2024	Average for the quarter ended 2023				Average	Average for the quarter ended 2024				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2023	Mar. 31	June 30	Sept. 30	Dec. 31	2024
Average rigs under term contract:
U.S.	40	37	32	28	34	20	17	13	8	15
Canada	19	23	23	23	22	24	21	20	20	21
International	4	5	7	7	6	8	8	7	7	8
Total	63	65	62	58	62	52	46	40	35	44

Capital Spending and Free Cash Flow Allocation

Capital spending in 2024 is expected to be $195 million and by spend category includes $153 million for maintenance, infrastructure, and intangibles and $42 million for expansion and upgrades. We expect to spend $177 million in the Contract Drilling Services segment, $13 million in the Completion and Production Services segment and $5 million in the Corporate segment. At March 31, 2024, Precision had capital commitments of $154 million with payments expected through 2026. We remain committed to our debt reduction plans and in 2024 expect to reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025.

Commodity Prices

First quarter average West Texas Intermediate and Western Canadian Select oil prices were consistent with 2023, while average Henry Hub and AECO natural gas prices declined 25% and 33%, respectively.

	For the three months ended March 31,		Year ended December 31,
	2024	2023	2023
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	76.97	76.11	77.62
Western Canadian Select (per barrel) (US$)	57.70	56.31	58.96
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.09	2.77	2.67
Canada
AECO (per MMBtu) (CDN$)	2.19	3.25	2.64

Seasonality

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250 utilization days, with some pad drilling trending toward 300 days. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023	% Change
Revenue:
Contract Drilling Services	443,367	486,076	(8.8)
Completion and Production Services	87,087	74,523	16.9
Inter-segment eliminations	(2,666)	(1,992)	33.8
	527,788	558,607	(5.5)
Adjusted EBITDA:(1)
Contract Drilling Services	153,673	189,123	(18.7)
Completion and Production Services	18,605	17,406	6.9
Corporate and Other	(29,129)	(3,310)	780.0
	143,149	203,219	(29.6)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change
Revenue	443,367	486,076	(8.8)
Expenses:
Operating	276,692	287,067	(3.6)
General and administrative	13,002	9,886	31.5
Adjusted EBITDA(1)	153,673	189,123	(18.7)
Adjusted EBITDA as a percentage of revenue(1)	34.7%	38.9%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	38	602	60	744
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	73	208	69	221
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $443 million, 9% lower than 2023, while Adjusted EBITDA decreased 19% to $154 million. The decrease in revenue and Adjusted EBITDA was primarily due to lower U.S. activity and day rates, partially offset by higher Canadian and international activity and day rates.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 3,453, 36% lower than 2023. Drilling rig utilization days in Canada were 6,617, 7% higher than 2023. Drilling rig utilization days in our international business were 728, 68% higher than 2023 as our international rig fleet returned to work under renewed long-term contracts.

Revenue per utilization day in the U.S. decreased 6% from 2023 and was primarily the result of lower fleet average day rates and lower turnkey revenue, offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs and turnkey projects as compared with US$1 million and US$7 million, respectively in 2023. Drilling rig revenue per utilization day in Canada increased 10% due to higher average day rates and recoverable costs. Our international revenue per utilization day for the quarter was 2% higher than 2023 due to renewed long-term contracts.

In the U.S., 56% of utilization days were generated from rigs under term contract as compared with 60% in 2023. In Canada, 33% of our utilization days were generated from rigs under term contract, compared with 27% in 2023.

U.S. operating costs per utilization day increased 7% from 2023 and was primarily due to higher recoverable costs, fixed costs spread over lower activity and higher repairs and maintenance, partially offset by lower turnkey costs. U.S. operating costs per utilization day, excluding turnkey, was US$21,719 compared with US$19,421 in 2023. Our Canadian operating costs per utilization day increased 7% as compared with 2023 and was due to higher field wages and recoverable costs.

Our general and administrative expenses increased $3 million as compared with 2023 and was primarily the result of higher share-based compensation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change
Revenue	87,087	74,523	16.9
Expenses:
Operating	65,480	54,792	19.5
General and administrative	3,002	2,325	29.1
Adjusted EBITDA(1)	18,605	17,406	6.9
Adjusted EBITDA as a percentage of revenue(1)	21.4%	23.4%
Well servicing statistics:
Number of service rigs (end of period)	183	118	55.1
Service rig operating hours	74,505	58,341	27.7
Service rig operating hour utilization	50%	55%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue increased to $87 million, an increase of $13 million from 2023. Our increased revenue was due to higher service activity, partially offset by lower camps and rentals revenue. Our first quarter service rig operating hours increased 28% compared with 2023. Completion and Production Services generated 5% of its revenue from U.S. operations, consistent with 2023.

Operating costs as a percentage of revenue were 75% as compared with 74% in 2023. The increased percentage in 2024 was the result of higher labour-related costs. As compared to 2023, our first quarter general and administrative expenses increased 29%, primarily due to higher share-based compensation charges and higher overhead charges associated with the CWC acquisition.

Adjusted EBITDA was $19 million as compared with $17 million in 2023. Our higher Adjusted EBITDA in 2023 was due to increased activity, partially offset by higher labour-related costs, share-based compensation and overhead charges.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $29 million as compared with negative Adjusted EBITDA of $3 million in 2023. Our lower current quarter Adjusted EBITDA was impacted by higher share-based compensation.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2023 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Cash settled share-based incentive plans	21,759	(12,095)
Equity settled share-based incentive plans	875	480
Total share-based incentive compensation plan expense	22,634	(11,615)

Allocated:
Operating	5,252	(1,883)
General and Administrative	17,382	(9,732)
	22,634	(11,615)

Cash settled share-based compensation expense for the quarter was $22 million as compared with a recovery of $12 million in 2023. The higher expense in 2024 was primarily due to our improved share price performance as compared with 2023.

During the first quarters of 2023 and 2024, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives. Accordingly, our equity-settled share-based compensation expense for the quarter was $1 million as compared with $0.5 million in 2023.

As at March 31, 2024, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$447 million (extendible, revolving term credit facility with US$353 million accordion feature)	Nil drawn and US$53 million in outstanding letters of credit	General corporate purposes	June 18, 2025
Real estate credit facilities (secured)
US$8 million	Fully drawn	General corporate purposes	November 19, 2025
$16 million	Fully drawn	General corporate purposes	March 16, 2026
$9 million	Fully drawn	General corporate purposes	June 30, 2028
Operating facilities (secured)
$40 million	Undrawn, except $4 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$29 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$273 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

As at March 31, 2024, we had $949 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $929 million at December 31, 2023. The current blended cash interest cost of our debt is approximately 7.0%.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

The Senior Credit Facility matures on June 18, 2025.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR+ and EDGAR.

Covenants

As at March 31, 2024, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At March 31, 2024
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.07
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.48
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.48
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended March 31,		At December 31,
	2024	2023	2023
Canada-U.S. foreign exchange rates
Average	1.35	1.35	—
Closing	1.35	1.35	1.32

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2023			2024
Quarters ended	June 30	September 30	December 31	March 31
Revenue	425,622	446,754	506,871	527,788
Adjusted EBITDA(1)	142,093	114,575	151,231	143,149
Net earnings	26,900	19,792	146,722	36,516
Net earnings per basic share	1.97	1.45	10.42	2.53
Net earnings per diluted share	1.63	1.45	9.81	2.53
Funds provided by operations(1)	136,959	91,608	145,189	117,765
Cash provided by operations	213,460	88,500	170,255	65,543

(Stated in thousands of Canadian dollars, except per share amounts)	2022			2023
Quarters ended	June 30	September 30	December 31	March 31
Revenue	326,016	429,335	510,504	558,607
Adjusted EBITDA(1)	64,099	119,561	91,090	203,219
Net earnings (loss)	(24,611)	30,679	3,483	95,830
Net earnings (loss) per basic share	(1.81)	2.26	0.27	7.02
Net earnings (loss) per diluted share	(1.81)	2.03	0.27	5.57
Funds provided by operations(1)	60,373	81,327	111,339	159,653
Cash provided by (used in) operations	135,174	8,142	159,082	28,356
(1)	See “FINANCIAL MEASURES AND RATIOS.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2023 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at March 31, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Adjusted EBITDA by segment:
Contract Drilling Services	153,673	189,123
Completion and Production Services	18,605	17,406
Corporate and Other	(29,129)	(3,310)
Adjusted EBITDA	143,149	203,219
Depreciation and amortization	78,213	71,543
Gain on asset disposals	(3,237)	(9,276)
Foreign exchange	394	(483)
Finance charges	18,369	22,920
Loss (gain) on investments and other assets	(228)	4,230
Incomes taxes	13,122	18,455
Net earnings	36,516	95,830

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Capital spending by spend category
Expansion and upgrade	14,370	16,345
Maintenance, infrastructure and intangibles	41,157	34,450
	55,527	50,795
Proceeds on sale of property, plant and equipment	(5,186)	(7,765)
Net capital spending	50,341	43,030
Business acquisitions	—	28,000
Purchase of investments and other assets	—	55
Receipt of finance lease payments	(191)	—
Changes in non-cash working capital balances	25,087	7,732
Cash used in investing activities	75,237	78,817

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Current assets	499,640	510,881
Current liabilities	291,533	374,009
Working capital	208,107	136,872

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Total non-current liabilities	1,070,160	1,069,364
Deferred tax liabilities	64,032	73,515
Total long-term financial liabilities	1,006,128	995,849

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity

We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA

We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CHANGE IN ACCOUNTING POLICY

Precision adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024 and clarify requirements for determining whether a liability should be classified as current or non-current. Due to this change in accounting policy, there was a retrospective impact on the comparative Statement of Financial Position pertaining to the Corporation's deferred share unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least twelve months. As such, the liability is impacted by the revised policy. The following changes were made to the Statement of Financial Position:

•	As of January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.

•	As of December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The Corporation's other liabilities were not impacted by the amendments. The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2024;
•	our capital expenditures, free cash flow allocation and debt reduction plans for 2024 through to 2026;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2024;
•	the average number of term contracts in place for 2024;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	timing and amount of synergies realized from acquired drilling and well servicing assets;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.